Exhibit 99.1



Mannatech Announces New Members and Roles for Its Senior Executive Office
Company structures leadership to support 2012 strategic plans

(COPPELL, Texas) January 5, 2012 — Mannatech, Incorporated (NASDAQ: MTEX), the leading innovator and provider of nutritional supplements and skin care products based on Real FoodTechnology® solutions, announced changes today in its Senior Executive Office (SEO) and corporate structure. Dr. Robert A. Sinnott has been named CEO, B. Keith Clark has been named Chief Operating Officer and Al Bala has been named Executive Vice President, Sales and Marketing. These three executives make up Mannatech's Senior Executive Office (SEO).

Dr. Robert A. Sinnott, CEO and Chief Science Officer, joined Mannatech in 2005 as Chief Science Officer, and added the responsibilities of co‑CEO in 2009. Dr. Sinnott is a 20-year veteran of technical organizations spanning government, academic and commercial enterprises, and has spent the last 13 years working directly in the dietary supplement industry. Sinnott earned his M.N.S. degree in Natural Science, and a Ph.D. degree in Plant Sciences from Arizona State University.

B. Keith Clark has been named Chief Operating Officer, a new position for the company, in addition to his role as Chief Legal Officer. Mr. Clark joined Mannatech in 2006 as Senior Vice President and General Counsel, and most recently held the position of Executive Vice President and Chief Legal Officer. Prior to his time at Mannatech, Mr. Clark oversaw legal and organizational management for various commercial organizations. Mr. Clark earned an M.B.A. and his Juris Doctor from the University of Texas at Austin. In addition, Mr. Clark is a member of the State Bar of Texas and also serves on the board of directors of several nonprofit organizations.

Al Bala, Executive Vice President, Sales & Marketing, will lead the company's efforts to streamline and unify its sales and marketing efforts to even better support the company's independent sales Associates. Mr. Bala joined Mannatech in 2007 as Senior Vice President of Sales, and has since been at the center of the company's global sales and marketing efforts. Mr. Bala has worked within the direct sales industry for 30 years in North America and in more than 60 global markets. From 1992 – 2006, he served as Chief Operating Officer of Britt Worldwide, LLC, one of the largest independent Amway network marketing organizations.

"We're excited about what will happen for Mannatech in 2012 and 2013, and we're structuring the company to support our plans to the fullest," said Mannatech's Chairman of the Board J. Stanley Fredrick. "We have the utmost confidence in these promotions and in this executive team. We've been impressed with both their vision for the future and their management of the company during their time with Mannatech, and we feel these changes will set the stage for improved sales revenue, operational efficiencies and profitability."

Individuals interested in Mannatech's products or exploring its business opportunity are encouraged to learn more at **Mannatech.com**.

About Mannatech

Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales Associates around the globe including the United States, United Kingdom, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, Japan, Taiwan, Singapore, Estonia, Finland, the Republic of Ireland, Czech Republic, the Republic of Korea and Mexico. For more information, visit Mannatech.com.

Please note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes and its planned growth into new international markets. Although Mannatech believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

MEDIA CONTACT
Brett Duncan
972.471.7367
bduncan@mannatech.com